UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.  )*

MEDMEN ENTERPRISES INC.

(Name of Issuer)

CLASS B SUBORDINATE VOTING SHARES

(Title of Class of Securities)

58507M107

(CUSIP Number)

David Rosenthal

Chief Compliance Officer

Gotham Green Partners, LLC

1437 4th Street

Santa Monica, California 90401

(212) 659-3838

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

October 31, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 58507M107

1		NAMES OF REPORTING PERSONS Gotham Green Partners, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 335,615,365 shares (1)
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 335,615,365 shares (1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 335,615,365 shares (1)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
Not applicable.		☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 20.5% (2)
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

(1)	Includes (a) an aggregate of 282,744,182 Class B Subordinate Voting Shares (“Shares”) issuable upon conversion of the outstanding principal and accrued interest of Convertible Notes as of October 31, 2022, and (b) an aggregate of 52,871,183 Shares issuable upon exercise of Warrants.
(2)	Calculated based on 1,301,683,764 Shares outstanding as of October 31, 2022.

CUSIP No. 58507M107

1		NAMES OF REPORTING PERSONS Gotham Green GP 1, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 35,431,475 shares (1)
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 35,431,475 shares (1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,431,475 shares (1)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
Not applicable.		☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.7% (2)
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	Includes (a) an aggregate of 28,380,848 Shares issuable upon conversion of the outstanding principal and accrued interest of Convertible Notes as of October 31, 2022, and (b) an aggregate of 7,050,627 Shares issuable upon exercise of Warrants.
(2)	Calculated based on 1,301,683,764 Shares outstanding as of October 31, 2022.

CUSIP No. 58507M107

1		NAMES OF REPORTING PERSONS Gotham Green GP II, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 92,036,902 shares (1)
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 92,036,902 shares (1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 92,036,902 shares (1)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
Not applicable.		☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.6% (2)
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	Includes (a) an aggregate of 85,760,642 Shares issuable upon conversion of the outstanding principal and accrued interest of Convertible Notes as of October 31, 2022, and (b) an aggregate of 6,276,260 Shares issuable upon exercise of Warrants.
(2)	Calculated based on 1,301,683,764 Shares outstanding as of October 31, 2022.

CUSIP No. 58507M107

1		NAMES OF REPORTING PERSONS Gotham Green Partners SPV IV GP, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 133,110,495 shares (1)
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 133,110,495 shares (1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 133,110,495 shares (1)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
Not applicable.		☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.3% (2)
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	Includes (a) an aggregate of 131,238,939 Shares issuable upon conversion of the outstanding principal and accrued interest of Convertible Notes as of October 31, 2022, and (b) an aggregate of 1,871,556 Shares issuable upon exercise of Warrants.
(2)	Calculated based on 1,301,683,764 Shares outstanding as of October 31, 2022.

CUSIP No. 58507M107

1		NAMES OF REPORTING PERSONS Gotham Green Partners SPV VI GP, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 75,036,493 shares (1)
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 75,036,493 shares (1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 75,036,493 shares (1)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
Not applicable.		☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.5% (2)
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	Includes (a) an aggregate of 37,363,753 Shares issuable upon conversion of the outstanding principal and accrued interest of Convertible Notes as of October 31, 2022, and (b) an aggregate of 37,672,740 Shares issuable upon exercise of Warrants.
(2)	Calculated based on 1,301,683,764 Shares outstanding as of October 31, 2022.

CUSIP No. 58507M107

1		NAMES OF REPORTING PERSONS Gotham Green Fund 1 HoldCo, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,085,409 shares (1)
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 7,085,409 shares (1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,085,409 shares (1)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
Not applicable.		☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.5% (2)
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	Includes (a) an aggregate of 5,675,460 Shares issuable upon conversion of the outstanding principal and accrued interest of Convertible Notes as of October 31, 2022, and (b) an aggregate of 1,409,949 Shares issuable upon exercise of Warrants.
(2)	Calculated based on 1,301,683,764 Shares outstanding as of October 31, 2022.

CUSIP No. 58507M107

1		NAMES OF REPORTING PERSONS Gotham Green Fund 1 (Q) HoldCo, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 28,346,066 shares (1)
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 28,346,066 shares (1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,346,066 shares (1)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
Not applicable.		☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.1% (2)
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	Includes (a) an aggregate of 22,705,388 Shares issuable upon conversion of the outstanding principal and accrued interest of Convertible Notes as of October 31, 2022, and (b) an aggregate of 5,640,678 Shares issuable upon exercise of Warrants.
(2)	Calculated based on 1,301,683,764 Shares outstanding as of October 31, 2022.

CUSIP No. 58507M107

1		NAMES OF REPORTING PERSONS Gotham Green Fund II HoldCo, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 13,494,219 shares (1)
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 13,494,219 shares (1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,494,219 shares (1)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
Not applicable.		☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.0% (2)
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	Includes (a) an aggregate of 12,574,224 Shares issuable upon conversion of the outstanding principal and accrued interest of Convertible Notes as of October 31, 2022, and (b) an aggregate of 919,995 Shares issuable upon exercise of Warrants.
(2)	Calculated based on 1,301,683,764 Shares outstanding as of October 31, 2022.

CUSIP No. 58507M107

1		NAMES OF REPORTING PERSONS Gotham Green Fund II (Q) HoldCo, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 78,542,683 shares (1)
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 78,542,683 shares (1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 78,542,683 shares (1)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
Not applicable.		☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.7% (2)
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	Includes (a) an aggregate of 73,186,418 Shares issuable upon conversion of the outstanding principal and accrued interest of Convertible Notes as of October 31, 2022, and (b) an aggregate of 5,356,265 Shares issuable upon exercise of Warrants.
(2)	Calculated based on 1,301,683,764 Shares outstanding as of October 31, 2022.

CUSIP No. 58507M107

1		NAMES OF REPORTING PERSONS Gotham Green Partners SPV IV HoldCo, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 133,110,495 shares (1)
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 133,110,495 shares (1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 133,110,495 shares (1)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
Not applicable.		☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.3% (2)
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	Includes (a) an aggregate of 131,238,939 Shares issuable upon conversion of the outstanding principal and accrued interest of Convertible Notes as of October 31, 2022, and (b) an aggregate of 1,871,556 Shares issuable upon exercise of Warrants.
(2)	Calculated based on 1,301,683,764 Shares outstanding as of October 31, 2022.

CUSIP No. 58507M107

1		NAMES OF REPORTING PERSONS Gotham Green Partners SPV VI HoldCo, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 75,036,493 shares (1)
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 75,036,493 shares (1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 75,036,493 shares (1)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
Not applicable.		☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.5% (2)
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	Includes (a) an aggregate of 37,363,753 Shares issuable upon conversion of the outstanding principal and accrued interest of Convertible Notes as of October 31, 2022, and (b) an aggregate of 37,672,740 Shares issuable upon exercise of Warrants.
(2)	Calculated based on 1,301,683,764 Shares outstanding as of October 31, 2022.

CUSIP No. 58507M107

1		NAMES OF REPORTING PERSONS Gotham Green Fund 1, L.P.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,085,409 shares (1)
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 7,085,409 shares (1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,085,409 shares (1)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
Not applicable.		☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.5% (2)
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	Includes (a) an aggregate of 5,675,460 Shares issuable upon conversion of the outstanding principal and accrued interest of Convertible Notes as of October 31, 2022, and (b) an aggregate of 1,409,949 Shares issuable upon exercise of Warrants.
(2)	Calculated based on 1,301,683,764 Shares outstanding as of October 31, 2022.

CUSIP No. 58507M107

1		NAMES OF REPORTING PERSONS Gotham Green Fund 1 (Q), L.P.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 28,346,066 shares (1)
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 28,346,066 shares (1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,346,066 shares (1)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
Not applicable.		☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.1% (2)
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	Includes (a) an aggregate of 22,705,388 Shares issuable upon conversion of the outstanding principal and accrued interest of Convertible Notes as of October 31, 2022, and (b) an aggregate of 5,640,678 Shares issuable upon exercise of Warrants.
(2)	Calculated based on 1,301,683,764 Shares outstanding as of October 31, 2022.

CUSIP No. 58507M107

1		NAMES OF REPORTING PERSONS Gotham Green Fund II, L.P.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 13,494,219 shares (1)
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 13,494,219 shares (1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,494,219 shares (1)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
Not applicable.		☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.0% (2)
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	Includes (a) an aggregate of 12,574,224 Shares issuable upon conversion of the outstanding principal and accrued interest of Convertible Notes as of October 31, 2022, and (b) an aggregate of 919,995 Shares issuable upon exercise of Warrants.
(2)	Calculated based on 1,301,683,764 Shares outstanding as of October 31, 2022.

CUSIP No. 58507M107

1		NAMES OF REPORTING PERSONS Gotham Green Fund II (Q), L.P.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 78,542,683 shares (1)
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 78,542,683 shares (1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 78,542,683 shares (1)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
Not applicable.		☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.7% (2)
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	Includes (a) an aggregate of 73,186,418 Shares issuable upon conversion of the outstanding principal and accrued interest of Convertible Notes as of October 31, 2022, and (b) an aggregate of 5,356,265 Shares issuable upon exercise of Warrants.
(2)	Calculated based on 1,301,683,764 Shares outstanding as of October 31, 2022.

CUSIP No. 58507M107

1		NAMES OF REPORTING PERSONS Gotham Green Partners SPV IV, L.P.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 133,110,495 shares (1)
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 133,110,495 shares (1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 133,110,495 shares (1)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
Not applicable.		☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.3% (2)
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	Includes (a) an aggregate of 131,238,939 Shares issuable upon conversion of the outstanding principal and accrued interest of Convertible Notes as of October 31, 2022, and (b) an aggregate of 1,871,556 Shares issuable upon exercise of Warrants.
(2)	Calculated based on 1,301,683,764 Shares outstanding as of October 31, 2022.

CUSIP No. 58507M107

1		NAMES OF REPORTING PERSONS Gotham Green Partners SPV VI, L.P.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 75,036,493 shares (1)
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 75,036,493 shares (1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 75,036,493 shares (1)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
Not applicable.		☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.5% (2)
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	Includes (a) an aggregate of 37,363,753 Shares issuable upon conversion of the outstanding principal and accrued interest of Convertible Notes as of October 31, 2022, and (b) an aggregate of 37,672,740 Shares issuable upon exercise of Warrants.
(2)	Calculated based on 1,301,683,764 Shares outstanding as of October 31, 2022.

CUSIP No. 58507M107

1		NAMES OF REPORTING PERSONS Jason Adler
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 335,615,365 shares (1)
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 335,615,365 shares (1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 335,615,365 shares (1)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
Not applicable.		☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 20.5% (2)
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	Includes (a) an aggregate of 282,744,182 Shares issuable upon conversion of the outstanding principal and accrued interest of Convertible Notes as of October 31, 2022, and (b) an aggregate of 52,871,183 Shares issuable upon exercise of Warrants.
(2)	Calculated based on 1,301,683,764 Shares outstanding as of October 31, 2022.

Explanatory Note

The Reporting Persons (as defined below) previously filed a Schedule 13G on February 16, 2021, as amended on June 10, 2021 and August 27, 2021, to report their beneficial ownership of Class B Subordinate Voting Shares (the “Shares”) of MedMen Enterprises Inc. underlying Convertible Notes and Warrants issued pursuant to the terms of the Fourth Amended and Restated Securities Purchase Agreement dated August 17, 2021 among MedMen Enterprises Inc., each Credit Party and Holders Signatory thereto. Pursuant to the Fourth A&R Facility (as defined below), all accrued and unpaid interest thereunder may be converted into Shares of MedMen Enterprises Inc. Based on accrued payment-in-kind interest as of October 31, 2022 together with outstanding principal amount of Convertible Notes and Warrants issued pursuant to the Fourth A&R Facility, the Reporting Persons may be deemed to beneficially own in excess of 20% of the Class B Subordinate Voting Shares. In addition, this Schedule 13D also reflects the issuance of Top-Up Warrants (as defined below) exercisable for an aggregate of 1,472,127 Shares and the expiration of Warrants exercisable for an aggregate of 354,827 Shares. The Reporting Persons are filing this statement on Schedule 13D pursuant to Section 13(d) of the Exchange Act of 1934, as amended, and Rule 13d-1(f) thereunder.

Item 1.	Security and Issuer

This Schedule 13D relates to Class B Subordinate Voting Shares (the “Shares”) of MedMen Enterprises Inc. (the “Issuer”). The address of the principal executive office of the Issuer is 10115 Jefferson Boulevard, Culver City, CA 90232.

Item 2.	Identity and Background

(a)	This Statement is being filed on behalf of each of the following persons (collectively, the “Reporting Persons”) with the place of organization or citizenship, as applicable, indicated next to each Reporting Person:

●	Gotham Green Partners, LLC

●	Jason Adler

The HoldCos Managers

●	Gotham Green GP 1, LLC

●	Gotham Green GP II, LLC

●	Gotham Green Partners SPV IV GP, LLC

●	Gotham Green Partners SPV VI GP, LLC

The HoldCos

●	Gotham Green Fund 1 HoldCo, LLC

●	Gotham Green Fund 1 (Q) HoldCo, LLC

●	Gotham Green Fund II HoldCo, LLC

●	Gotham Green Fund II (Q) HoldCo, LLC

●	Gotham Green Partners SPV IV HoldCo, LLC

●	Gotham Green Partners SPV VI HoldCo, LLC

The Funds

●	Gotham Green Fund 1, L.P.

●	Gotham Green Fund 1 (Q), L.P.

●	Gotham Green Fund II, L.P.

●	Gotham Green Fund II (Q), L.P.

●	Gotham Green Partners SPV IV, L.P.

●	Gotham Green Partners SPV VI, L.P.

(b)	The address of the principal business office of the Reporting Persons is 1437 4th Street, Suite 200, Santa Monica, CA 90401.

(c)	Gotham Green Partners, LLC is the SEC registered investment adviser to the Funds. Gotham Green GP 1 LLC is the manager of Gotham Green Fund 1 HoldCo, LLC and Gotham Green Fund 1(Q) HoldCo, LLC, and also the general partner of Gotham Green Fund 1, L.P. and Gotham Green Fund 1 (Q), L.P. Gotham Green GP II, LLC is the manager of Gotham Green Fund II HoldCo, LLC and Gotham Green Fund II(Q) HoldCo, LLC, and also the general partner of Gotham Green Fund II, L.P. and Gotham Green Fund II (Q), L.P. Gotham Green Partners SPV IV GP, LLC is the manager of Gotham Green Partners SPV IV HoldCo, LLC, and also the general partner of Gotham Green Partners SPV IV, L.P. Gotham Green Partners SPV VI GP, LLC is the manager of Gotham Green Partners SPV VI HoldCo, LLC and the general partner of Gotham Green Partners SPV VI, L.P. (the managers of the HoldCos, the “HoldCos Managers”). Each of Gotham Green Fund 1, L.P., Gotham Green Fund 1 (Q), L.P., Gotham Green Fund II, L.P., Gotham Green Fund II (Q), L.P., Gotham Green Partners SPV IV, L.P., and Gotham Green Partners SPV VI, L.P. is the sole member of its respective HoldCo. Each HoldCo also has an independent committee that has exclusive control over operational and governance decisions of the Issuer, to the extent applicable, that each HoldCo may be able to influence as a result of its holding of Issuer securities. Jason Adler is the Managing Member of each HoldCo Manager and Gotham Green Partners, LLC. Each Reporting Person expressly disclaims, to the extent permitted by applicable law, beneficial ownership of any Shares held by the other Reporting Persons. In addition, the filing of this Schedule 13D on behalf of Gotham Green Partners, LLC should not be construed as an admission that it is, and it disclaims that it is, a beneficial owner, as defined in Rule 13d-3 under the Securities Act, of any of the Shares covered by this Schedule 13D.

“HoldCos” mean Gotham Green Fund 1 HoldCo, LLC, Gotham Green Fund 1 (Q) HoldCo, LLC, Gotham Green Fund II HoldCo, LLC, Gotham Green Fund II (Q) HoldCo, LLC, Gotham Green Partners SPV IV HoldCo, LLC, and Gotham Green Partners SPV VI HoldCo, LLC.

“Funds” mean Gotham Green Fund 1, L.P., Gotham Green Fund 1 (Q), L.P., Gotham Green Fund II, L.P., Gotham Green Fund II (Q), L.P., Gotham Green Partners SPV IV, L.P., and Gotham Green Partners SPV VI, L.P.

The Reporting Persons are either holding companies without operations, or are principally engaged in the business of investment management or making, purchasing, selling and holding investments. The Funds acquired the Convertible Notes and Warrants from the Issuer pursuant to the Fourth Amended and Restated Securities Purchase Agreement dated as of August 17, 2021 (the “Fourth A&R Facility”).

(e)	During the last five years, none of the Reporting Persons, or to their knowledge any of the executive officers of the Reporting Persons have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	See Item 6 of the cover pages for citizenship or place of organization of each Reporting Person.

Item 3.	Source and Amount of Funds or Other Consideration

On August 17, 2021, the Funds entered into the Fourth Amended and Restated Securities Purchase Agreement dated as of August 17, 2021 between the Issuer and certain investors (the “Fourth A&R Facility”), pursuant to which the Reporting Persons beneficially own Warrants with current exercise prices per share ranging from $0.1529 and $1.1667 (the “Facility Warrants’) and Convertible Notes, the principal amounts of which have conversion prices per share ranging from $0.1529 to $0.34 (the “Convertible Notes”). The principal amount of the Convertible Notes and interest accrued thereunder are convertible into the Shares of the Issuer. As of October 31, 2022, the aggregate amount outstanding under the Convertible Notes beneficially owned by the Reporting Persons, including accrued interest, was approximately $52.0 million. On March 4, 2022, the Issuer issued Warrants that are held by the HoldCos exercisable for an aggregate of 1,472,127 Shares at an exercise per share of $0.1615 pursuant to the terms of a top-up right in the Fourth A&R Facility (the “Top-up Warrants” and together with the Facility Warrants, the “Warrants”), which was triggered by the issuance of Shares by the Issuer in connection with the Sixth Modification to Senior Secured Commercial Loan Agreement, dated February 2, 2022, with Hankey Capital, LLC, as reported by the Issuer in its Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on February 3, 2022. No consideration was paid by the Reporting Persons for the issuance of the Top-up Warrants.

Item 4.	Purpose of Transaction

The information set forth in Item 3 is incorporated by reference in its entirety into this Item 4.

The Reporting Persons acquired the securities reported herein for investment purposes, except as set forth herein. The Reporting Persons intend to review on a continuing basis their investment in the Issuer. The Reporting Persons may communicate with the Issuer Board, members of management and/or other stockholders from time to time with respect to operational, strategic, financial or governance matters or otherwise work with management and the Issuer Board with a view to maximizing stockholder value. Subject to the agreements described herein, the Reporting Persons may seek to sell or otherwise dispose some or all of the Issuer’s securities (which may include distributing some or all of such securities to such Reporting Person’s respective partners or beneficiaries, as applicable) from time to time, and/or may seek to acquire additional securities of the Issuer (which may include rights or securities exercisable or convertible into securities of the Issuer) from time to time, in each case, in open market or private transactions, block sales or otherwise. Subject to the agreements described herein, any transaction that the Reporting Persons may pursue may be made at any time and from time to time without prior notice and will depend on a variety of factors, including, without limitation, the price and availability of the Issuer’s securities, subsequent developments affecting the Issuer, the Issuer’s business and the Issuer’s prospects, other investment and business opportunities available to such Reporting Person, general industry and economic conditions, the securities markets in general, tax considerations and other factors deemed relevant by the Reporting Person. Except as described in this Schedule 13D, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although, subject to the agreements described herein, the Reporting Persons, at any time and from time to time, may review, reconsider and change its position and/or change its purpose and/or develop such plans and may seek to influence management or the Board of the Issuer with respect to the business and affairs of the Issuer and may from time to time consider pursuing or proposing such matters with advisors, the Issuer or other persons.

Item 5.	Interest in Securities of the Issuer

(a) and (b). Items 7 through 11 and 13 of each of the cover pages of this Schedule 13D are incorporated herein by reference n this Item 5.

The information set forth in Item 4 is hereby incorporated by reference into this Item 5.

Each Reporting Person expressly disclaims, to the extent permitted by applicable law, beneficial ownership of any Shares held by the other Reporting Persons. In addition, the filing of this Schedule 13D by Jason Adler and Gotham Green Partners, LLC should not be construed as an admission that either is, and each disclaims that they are, a beneficial owner, as defined in Rule 13d-3 under the Securities Act, of any of the Shares covered by this Schedule 13D.

(c) During the past 60 days, the Reporting Persons did not conduct transactions in the Shares except as described herein.

(d) To the knowledge of the Reporting Persons, no one other than the Reporting Persons, or the partners, members, affiliates or shareholders of the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer reported as beneficially owned by the Reporting Persons herein.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

The information set forth or incorporated in Items 3, 4 and 5 hereof is incorporated herein by reference into this Item 6.

On August 17, 2021, the Gotham Funds entered into an Assignment and Assumption Agreement with Superhero Acquisition L.P. pursuant to which, among other things, the Funds sold, assigned, transferred, and delivered to Superhero Acquisition L.P., and Superhero Acquisition L.P. purchased and assumed from the Funds and other investors, approximately $165.8 million of senior secured convertible notes and warrants that were outstanding under a previous facility with the Issuer.

On August 17, 2021, in connection with the transfer described above, the Funds entered into the Fourth A&R Facility with the Issuer whereby certain terms were amended and restated, including, among other things, extension of the maturity date of the Convertible Notes to August 17, 2028, replacement of interest payable in cash with paid-in-kind interest, elimination of certain repricing provisions that apply to the Convertible Notes and Warrants, elimination and revision of certain restrictive covenants and amendment of the minimum liquidity covenant. The Fourth A&R Facility also includes affirmative and negative covenants, including restrictions on the following: incurring liens and debt, selling assets, conducting mergers, investments and affiliate transactions and making certain equity distributions, in each case, subject to customary exceptions.

Accrued paid-in-kind interest will be convertible at the higher of (i) the per Share volume-weighted average price of the Shares on the Canadian Securities Exchange (or, if not listed on the Canadian Securities Exchange, such other recognized stock exchange or quotation system on which the Shares are listed for trading) for the period from the scheduled open of trading until the scheduled close of trading of the primary trading session over the thirty (30) consecutive trading days prior to and including the relevant interest payment date, determined without regard to after-hours trading or any other trading outside of the regular trading session trading hours, and (ii) the price per share determined using the lowest discounted price available pursuant to the pricing policies of the Canadian Securities Exchange or otherwise permitted by the Canadian Securities Exchange. Following the Fourth A&R Facility, the Convertible Notes held by the holders on the effective date of the Fourth A&R Facility may not be prepaid without the prior written consent of the collateral agent until legalization of the general cultivation, distribution and possession of marijuana at the federal level in the United States, or the removal of the regulation of such activities from the U.S. federal laws, following which any such prepayment shall require no less than six months’ notice from the Issuer to the holders of such Convertible Notes.

The Fourth A&R Facility also provides the holders of the Convertible Notes with a top-up right upon the issuance by the Issuer of certain Shares, or securities convertible, exchangeable or exercisable for Shares, in the form of warrants to acquire additional Shares, intended generally to maintain their “as converted” equity interest, and a pre-emptive right with respect to certain future equity financings of the Company, subject to certain exceptions. The Issuer also agreed to file with the SEC a registration statement on Form S-1 registering for resale the Shares underlying the Convertible Notes and Warrants.

An event of default may result in the accelerated maturity of all amounts outstanding under the Convertible Notes and also an increase in the interest rate under the Fourth A&R Facility by up to 3% per annum. An event of default includes but is not limited to failure to pay any amounts owed pursuant to the Fourth A&R Facility, failure to comply with covenants, the filing of certain judgements and liens against the Company, filing of bankruptcy, prohibition by a governmental authority to conduct the Company’s material business or a material adverse change to business, loss of a cannabis license that results in a material adverse effect, default under any material agreement, a change of control, or de-listing from a securities stock exchange.

On August 17, 2021, GGP also entered into a Board Nomination Rights Agreement with the Issuer pursuant to which so long as GGP and certain associated investors’ diluted ownership percentage of the Issuer is at least 10%, GGP will be entitled to designate one individual to be nominated to serve as a director of the Issuer. As of October 31, 2022, GGP has not exercised this right.

The foregoing descriptions of the Fourth A&R Facility, Convertible Notes, Warrants, Board Nomination Rights Agreement and Assignment and Assumption Agreement do not purport to be complete and are subject to, and qualified in their entirety by, the full text of such documents, copies of which are being incorporated by reference as Exhibits 1, 1(a), 1(b), 2 and 3, respectively, in Item 7 of this Schedule 13D and are incorporated herein by reference.

Except for the agreements described in this Item 6 described above, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, among the persons named in Item 2 or between such persons and any other person, with respect to any securities of the Issuer, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.

Item 7.	Material to Be Filed as Exhibits

Exhibit 1	Fourth Amended and Restated Securities Purchase Agreement dated August 17, 2021 among MedMen Enterprises Inc., each Credit Party and Holders Signatory thereto and Gotham Green Admin 1, LLC (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K (File No. 000-56199) filed by MedMen Enterprises Inc. with the SEC on August 20, 2021).
Exhibit 1(a)	Fourth Amended and Restated Senior Secured Convertible Note (incorporated by reference to Exhibit 10.1 to the Current Report, on Form 8-K (File No. 000-56199) filed by MedMen Enterprises Inc. with the SEC on August 20, 2021).
Exhibit 1(b)	Amended and Restated Warrant (incorporated by reference to Exhibit 10.1 to the Current Report, on Form 8-K (File No. 000-56199) filed by MedMen Enterprises Inc. with the SEC on August 20, 2021).
Exhibit 2	Nomination Rights Agreement dated August 17, 2021 between MedMen Enterprises Inc,. and Gotham Green Partners, LLC (incorporated by reference to Exhibit 10.24(a) to the Registration Statement on Form S-1 (File No: 333-256912) filed by MedMen Enterprises Inc. with the SEC on October 29, 2021).
Exhibit 3	Assignment and Assumption Agreement dated as of August 17, 2021, by and among Tilray, Superhero LP, and the Gotham Funds (incorporated by reference to Exhibit 10.5 to the Quarterly Report on Form 10-Q (File No. 000-38594) filed by Tilray with the SEC on October 7, 2021).
Exhibit 4	Joint Filing Agreement

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 10, 2022

GOTHAM GREEN PARTNERS, LLC		GOTHAM GREEN FUND 1 HOLDCO, LLC

By:	/s/ Jason Adler	By:	Gotham Green GP 1, LLC
Name:	Jason Adler
Title:	Managing Member	By:	/s/ Jason Adler
		Name:	Jason Adler
		Title:	Managing Member

GOTHAM GREEN GP 1, LLC		GOTHAM GREEN FUND 1 (Q) HOLDCO, LLC

By:	/s/ Jason Adler	By:	Gotham Green GP 1, LLC
Name:	Jason Adler
Title:	Managing Member	By:	/s/ Jason Adler
		Name:	Jason Adler
		Title:	Managing Member

GOTHAM GREEN GP II, LLC		GOTHAM GREEN FUND II HOLDCO, LLC

By:	/s/ Jason Adler	By:	Gotham Green GP II, LLC
Name:	Jason Adler
Title:	Managing Member	By:	/s/ Jason Adler
		Name:	Jason Adler
		Title:	Managing Member

GOTHAM GREEN PARTNERS SPV IV GP, LLC		GOTHAM GREEN FUND II (Q) HOLDCO, LLC

By:	/s/ Jason Adler	By:	Gotham Green GP II, LLC
Name:	Jason Adler
Title:	Managing Member	By:	/s/ Jason Adler
		Name:	Jason Adler
		Title:	Managing Member

GOTHAM GREEN PARTNERS SPV VI GP, LLC		GOTHAM GREEN PARTNERS SPV IV HOLDCO, LLC

By:	/s/ Jason Adler	By:	Gotham Green Partners SPV IV GP, LLC
Name:	Jason Adler
Title:	Managing Member	By:	/s/ Jason Adler
		Name:	Jason Adler
		Title:	Managing Member

GOTHAM GREEN PARTNERS SPV VI HOLDCO, LLC		GOTHAM GREEN FUND II (Q), L.P.

By:	Gotham Green Partners SPV VI GP, LLC	By:	Gotham Green GP II, LLC

By:	/s/ Jason Adler	By:	/s/ Jason Adler
Name:	Jason Adler	Name:	Jason Adler
Title:	Managing Member	Title:	Managing Member

GOTHAM GREEN FUND 1, L.P.		GOTHAM GREEN PARTNERS SPV IV, L.P.

By:	Gotham Green GP 1, LLC	By:	Gotham Green Partners SPV IV GP, LLC

By:	/s/ Jason Adler	By:	/s/ Jason Adler
Name:	Jason Adler	Name:	Jason Adler
Title:	Managing Member	Title:	Managing Member

GOTHAM GREEN FUND 1 (Q), L.P.		GOTHAM GREEN PARTNERS SPV VI, L.P.

By:	Gotham Green GP 1, LLC	By:	Gotham Green Partners SPV VI GP, LLC

By:	/s/ Jason Adler	By:	/s/ Jason Adler
Name:	Jason Adler	Name:	Jason Adler
Title:	Managing Member	Title:	Managing Member

GOTHAM GREEN FUND II, L.P.		/s/ Jason Adler
JASON ADLER
By:	Gotham Green GP II, LLC

By:	/s/ Jason Adler
Name:	Jason Adler
Title:	Managing Member

Attention:	Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

Exhibit 4

JOINT FILING AGREEMENT

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D may be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

November 10, 2022

GOTHAM GREEN PARTNERS, LLC		GOTHAM GREEN FUND 1 HOLDCO, LLC

By:	/s/ Jason Adler	By:	Gotham Green GP 1, LLC
Name:	Jason Adler
Title:	Managing Member	By:	/s/ Jason Adler
		Name:	Jason Adler
		Title:	Managing Member

GOTHAM GREEN GP 1, LLC		GOTHAM GREEN FUND 1 (Q) HOLDCO, LLC

By:	/s/ Jason Adler	By:	Gotham Green GP 1, LLC
Name:	Jason Adler
Title:	Managing Member	By:	/s/ Jason Adler
		Name:	Jason Adler
		Title:	Managing Member

GOTHAM GREEN GP II, LLC		GOTHAM GREEN FUND II HOLDCO, LLC

By:	/s/ Jason Adler	By:	Gotham Green GP II, LLC
Name:	Jason Adler
Title:	Managing Member	By:	/s/ Jason Adler
		Name:	Jason Adler
		Title:	Managing Member

GOTHAM GREEN PARTNERS SPV IV GP, LLC		GOTHAM GREEN FUND II (Q) HOLDCO, LLC

By:	/s/ Jason Adler	By:	Gotham Green GP II, LLC
Name:	Jason Adler
Title:	Managing Member	By:	/s/ Jason Adler
		Name:	Jason Adler
		Title:	Managing Member

GOTHAM GREEN PARTNERS SPV VI GP, LLC		GOTHAM GREEN PARTNERS SPV IV HOLDCO, LLC

By:	/s/ Jason Adler	By:	Gotham Green Partners SPV IV GP, LLC
Name:	Jason Adler
Title:	Managing Member	By:	/s/ Jason Adler
		Name:	Jason Adler
		Title:	Managing Member

GOTHAM GREEN PARTNERS SPV VI HOLDCO, LLC		GOTHAM GREEN FUND II (Q), L.P.

By:	Gotham Green Partners SPV VI GP, LLC	By:	Gotham Green GP II, LLC

By:	/s/ Jason Adler	By:	/s/ Jason Adler
Name:	Jason Adler	Name:	Jason Adler
Title:	Managing Member	Title:	Managing Member

GOTHAM GREEN FUND 1, L.P.		GOTHAM GREEN PARTNERS SPV IV, L.P.

By:	Gotham Green GP 1, LLC	By:	Gotham Green Partners SPV IV GP, LLC

By:	/s/ Jason Adler	By:	/s/ Jason Adler
Name:	Jason Adler	Name:	Jason Adler
Title:	Managing Member	Title:	Managing Member

GOTHAM GREEN FUND 1 (Q), L.P.		GOTHAM GREEN PARTNERS SPV VI, L.P.

By:	Gotham Green GP 1, LLC	By:	Gotham Green Partners SPV VI GP, LLC

By:	/s/ Jason Adler	By:	/s/ Jason Adler
Name:	Jason Adler	Name:	Jason Adler
Title:	Managing Member	Title:	Managing Member

GOTHAM GREEN FUND II, L.P.		/s/ Jason Adler
JASON ADLER
By:	Gotham Green GP II, LLC

By:	/s/Jason Adler
Name:	Jason Adler
Title:	Managing Member